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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated January 18, 2007
2	Material Change Report dated January 18, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB  – BYBUF

FWB – B4K

BUFFALO GOLD REPORTS MORE RESULTS FROM MT. KARE

- Strengthens Geological Team and Moves Economic Study Forward

Vancouver, B.C., January 18th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to release the final gold assay results from its first stage infill drill program, including:

●

112.0 metres of 5.04 g/t gold in hole MK06-84

▪

Including 25.0 metres of 13.86 g/t gold

●

100.9 metres of 1.56 g/t gold in hole MK06-75

▪

Including 25.9 metres of 2.25 g/t gold

All holes reported here are located in the Western Roscoelite Zone (WRZ) at the Mt. Kare project, PNG, and represent the last of the infill drill holes from the first stage of the program that was completed in November.  A summary of new drill intersections can be found below in Table 1.  Buffalo is on schedule for completing its Stage 2 Preliminary Economic Feasibility Study at Mt. Kare by June 2007, and will use these results in the recalculated resource estimate to be released in conjunction with the Study.

Buffalo Expands Mt. Kare Camp – 4 Drill Rigs on Site and Additions to the Geological Team

Following the success of the infill program at the WRZ, Buffalo now has four diamond drills at site to test additional objectives both in the vicinity of known mineralization and new exploration target areas.

In conjunction with the expansion of the drilling program, Buffalo is augmenting its geological team to assist with exploration at Mt. Kare:

Andrew Habets

Andrew Habets has more than twenty years of exploration experience covering all aspects of program design and implementation.  Andrew also has significant experience in interfacing with government and local authorities, remote communities and joint venture partners.  Originally from Port Moresby, PNG, Andrew has many local contacts and speaks the local language.  Andrew’s multi-discipline background will be utilized in the supervising of exploration programs at the 100% owned Buffalo license area and the existing Mt. Kare property.

Stuart Munroe, Ph.D.

Buffalo Gold has contracted SRK Consulting in Sydney to assist in the geological interpretation of the Mt. Kare project.   Stuart Munroe will be the Principal Consultant working with Buffalo on the project.  Stuart completed his Ph.D. program on the world-class Porgera Mine, now operated by Barrick just 17 km from Mt. Kare.  The SRK team will document the controls on mineralisation and alteration systems at the Mt. Kare property, and build cross section interpretations of the geology, alteration and structure. These sections will then be used to form a 3D interpretation of the Mt Kare Deposit for input into resource models.   The modelling will give a better understanding of the orientation of mineralisation, which may have implications for additional drill targets to test possible along-strike and down-dip extensions to the system.

“I am excited about the world-class team we have assembled at Mt. Kare,” commented Buffalo Chairman and CEO Damien Reynolds.  “With this experienced group and four drills operating, management believes that we will successfully delineate the huge potential of these properties.”

Lubu Creek Stream Sediment Program defines targets

Lubu Creek lies approximately seven kilometres from the Mt. Kare deposit and features a magnetic anomaly coincident with known alluvial gold.  Buffalo has completed a 263 sample stream sediment program at the Lubu Creek area that returned results ranging from 2 to 193 ppb.  With this data Buffalo has defined a high priority target together with a number of low level anomalous zones which are being further investigated by soil and pan concentrate sampling.

Airborne Geophysical Survey Complete

GPX Airborne, on behalf of Buffalo, has now completed a 330 line, 4000 km airborne geophysical survey over the 220 square kilometre Mt. Kare property and the adjacent 140 square kilometre 100%-owned EL 1427 property.   Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated.   The new surveys will be used to identify additional magnetic anomalies and define exploration and drilling targets.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from October 23, 2006 to January 11th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-69	138.0 155.9	141.0 157.0	3.0 1.2	1.35 3.78	40.00 100.00
MK06-70	122.0	126.3	4.3	2.46	6.78
MK06-71	56.0 113.0 142.0	60.0 117.0 157.0	4.0 4.0 15.0	2.66 1.68 1.02	150.73 5.58 6.02
MK06-72	195.0	216.4	21.4	2.30	9.75
MK06-73	173.0	189.0	16.0	1.08	6.33

Table 1. (cont’d) Summary of Mt. Kare Drill Hole Intersections Received from October 23, 2006 to January 11th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-74	31.5	46.2	14.7	2.08	6.24
MK06-75	16.2 98.2	26.1 199.0	9.9 100.9	2.42 1.56	9.50 15.50 17.87
Including	98.2	124.0	25.9	2.25	17.87
And	139.0	154.1	15.1	2.03	31.98
MK06-76	No significant intersections
MK06-77	52.0 113.0	61.0 119.6	9.0 6.6	2.57 4.56	12.34 31.39
MK06-78	174.0	192.0	18.0	1.31	4.33
Including	174.0	179.0	5.0	2.21	5.26
And	185.0	192.0	7.0	1.48	13.19
MK06-79	174.0	229.1	54.1	1.27	9.43
Including	214.0	229.1	15.1	2.23	22.37
MK06-80	0.0	48.0	48.0	1.64	6.52
Including	0.0	28.6	28.6	1.96	5.73
And Including	40.0	48.0	8.0	1.94	11.64
MK06-81 Including And Including And Including And Including	4.0 4.0 36.0 57.0 74.0	89.8 17.0 40.0 59.0 89.8	85.8 13.0 4.0 2.0 15.8	1.41 2.45 4.91 4.10 2.48	12.09 10.90 56.86 2.55 7.88
MK06-82	Borehole Abandoned – no results
MK06-83	54.3	71.4	17.1	0.74	PENDING
MK06-84 Including Including	29.0 93.0 107.0 141.0 235.0 246.75 268.0	58.0 205.0 125.0 166.0 236.4 254.0 271.0	29.0 112.0 18.0 25.0 1.4 7.25 3.0	1.96 5.04 4.51 13.86 28.30 9.62 3.33	PENDING PENDING PENDING PENDING PENDING PENDING
MK06-85	No significant intersections				PENDING

*Holes are not drilled in numerical or sequential order.

Buffalo has been modelling the results reported to date and has deemed that all reported intersections, including those in Table 1, approximate true widths. Silver results reported in Table 1 are similar to the range of results seen in the 2006 drill program results, which have a range of approximately 1 to 100 g/t.   Gold and silver results received to date from the 2006 drill program are now posted to the Mt. Kare page of the Company’s website.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE.  WE ADVISE US INVESTORS THAT THE S.E.C.’s MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C.  U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACECT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

January 18, 2007

Item 3

News Release

A press release was issued on January 18, 2007, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo releases their final gold assay results from its first stage infill drill program.

Item 5

Full Description of Material Change

Please see attached Schedule “A”

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

January 18, 2007

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

Schedule “A”

BUFFALO GOLD REPORTS MORE RESULTS FROM MT. KARE

- Strengthens Geological Team and Moves Economic Study Forward

Vancouver, B.C., January 18th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to release the final gold assay results from its first stage infill drill program, including:

●

112.0 metres of 5.04 g/t gold in hole MK06-84

▪

Including 25.0 metres of 13.86 g/t gold

●

100.9 metres of 1.56 g/t gold in hole MK06-75

▪

Including 25.9 metres of 2.25 g/t gold

All holes reported here are located in the Western Roscoelite Zone (WRZ) at the Mt. Kare project, PNG, and represent the last of the infill drill holes from the first stage of the program that was completed in November.  A summary of new drill intersections can be found below in Table 1.  Buffalo is on schedule for completing its Stage 2 Preliminary Economic Feasibility Study at Mt. Kare by June 2007, and will use these results in the recalculated resource estimate to be released in conjunction with the Study.

Buffalo Expands Mt. Kare Camp – 4 Drill Rigs on Site and Additions to the Geological Team

Following the success of the infill program at the WRZ, Buffalo now has four diamond drills at site to test additional objectives both in the vicinity of known mineralization and new exploration target areas.

In conjunction with the expansion of the drilling program, Buffalo is augmenting its geological team to assist with exploration at Mt. Kare:

Andrew Habets

Andrew Habets has more than twenty years of exploration experience covering all aspects of program design and implementation.  Andrew also has significant experience in interfacing with government and local authorities, remote communities and joint venture partners.  Originally from Port Moresby, PNG, Andrew has many local contacts and speaks the local language.  Andrew’s multi-discipline background will be utilized in the supervising of exploration programs at the 100% owned Buffalo license area and the existing Mt. Kare property.

Stuart Munroe, Ph.D.

Buffalo Gold has contracted SRK Consulting in Sydney to assist in the geological interpretation of the Mt. Kare project.   Stuart Munroe will be the Principal Consultant working with Buffalo on the project.  Stuart completed his Ph.D. program on the world-class Porgera Mine, now operated by Barrick just 17 km from Mt. Kare.  The SRK team will document the controls on mineralisation and alteration systems at the Mt. Kare property, and build cross section interpretations of the geology, alteration and structure. These sections will then be used to form a 3D interpretation of the Mt Kare Deposit for input into resource models.   The modelling will give a better understanding of the orientation of mineralisation, which may have implications for additional drill targets to test possible along-strike and down-dip extensions to the system.

“I am excited about the world-class team we have assembled at Mt. Kare,” commented Buffalo Chairman and CEO Damien Reynolds.  “With this experienced group and four drills operating, management believes that we will successfully delineate the huge potential of these properties.”

Lubu Creek Stream Sediment Program defines targets

Lubu Creek lies approximately seven kilometres from the Mt. Kare deposit and features a magnetic anomaly coincident with known alluvial gold.  Buffalo has completed a 263 sample stream sediment program at the Lubu Creek area that returned results ranging from 2 to 193 ppb.  With this data Buffalo has defined a high priority target together with a number of low level anomalous zones which are being further investigated by soil and pan concentrate sampling.

Airborne Geophysical Survey Complete

GPX Airborne, on behalf of Buffalo, has now completed a 330 line, 4000 km airborne geophysical survey over the 220 square kilometre Mt. Kare property and the adjacent 140 square kilometre 100%-owned EL 1427 property.   Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated.   The new surveys will be used to identify additional magnetic anomalies and define exploration and drilling targets.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from October 23, 2006 to January 11th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-69	138.0 155.9	141.0 157.0	3.0 1.2	1.35 3.78	40.00 100.00
MK06-70	122.0	126.3	4.3	2.46	6.78
MK06-71	56.0 113.0 142.0	60.0 117.0 157.0	4.0 4.0 15.0	2.66 1.68 1.02	150.73 5.58 6.02
MK06-72	195.0	216.4	21.4	2.30	9.75
MK06-73	173.0	189.0	16.0	1.08	6.33

Table 1. (cont’d) Summary of Mt. Kare Drill Hole Intersections Received from October 23, 2006 to January 11th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-74	31.5	46.2	14.7	2.08	6.24
MK06-75	16.2 98.2	26.1 199.0	9.9 100.9	2.42 1.56	9.50 15.50 17.87
Including	98.2	124.0	25.9	2.25	17.87
And	139.0	154.1	15.1	2.03	31.98
MK06-76	No significant intersections
MK06-77	52.0 113.0	61.0 119.6	9.0 6.6	2.57 4.56	12.34 31.39
MK06-78	174.0	192.0	18.0	1.31	4.33
Including	174.0	179.0	5.0	2.21	5.26
And	185.0	192.0	7.0	1.48	13.19
MK06-79	174.0	229.1	54.1	1.27	9.43
Including	214.0	229.1	15.1	2.23	22.37
MK06-80	0.0	48.0	48.0	1.64	6.52
Including	0.0	28.6	28.6	1.96	5.73
And Including	40.0	48.0	8.0	1.94	11.64
MK06-81 Including And Including And Including And Including	4.0 4.0 36.0 57.0 74.0	89.8 17.0 40.0 59.0 89.8	85.8 13.0 4.0 2.0 15.8	1.41 2.45 4.91 4.10 2.48	12.09 10.90 56.86 2.55 7.88
MK06-82	Borehole Abandoned – no results
MK06-83	54.3	71.4	17.1	0.74	PENDING
MK06-84 Including Including	29.0 93.0 107.0 141.0 235.0 246.75 268.0	58.0 205.0 125.0 166.0 236.4 254.0 271.0	29.0 112.0 18.0 25.0 1.4 7.25 3.0	1.96 5.04 4.51 13.86 28.30 9.62 3.33	PENDING PENDING PENDING PENDING PENDING PENDING
MK06-85	No significant intersections				PENDING

*Holes are not drilled in numerical or sequential order.

Buffalo has been modelling the results reported to date and has deemed that all reported intersections, including those in Table 1, approximate true widths. Silver results reported in Table 1 are similar to the range of results seen in the 2006 drill program results, which have a range of approximately 1 to 100 g/t.   Gold and silver results received to date from the 2006 drill program are now posted to the Mt. Kare page of the Company’s website.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE.  WE ADVISE US INVESTORS THAT THE S.E.C.’s MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C.  U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACECT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.